FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
                Registrant

Dated: June 29, 2004                                                   By :    /s/Harvey Keats/s/
                                                                    Title:     President

                                                                    FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.       Reporting Issuer

KNIGHT RESOURCES LTD.
3rd Floor, 157 Alexander Street
Vancouver, BC V6A 1B8

Item 2.       Date of Material Change

June 29, 2004

Item 3.       Press Release

News release dated June 29, 2004 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4.       Summary of Material Change

The Issuer reports that Anglo American Exploration (Canada) Limited (‘Anglo American’) has recently filed, in the Supreme Court of British Columbia, a Statement of Defence responding to allegations made by Novawest Resources Inc. over the question of ownership of the mineral claims that form the West Raglan Project. In the Statement of Defense, Anglo American provides a detailed account of the events that led to Anglo American’s staking of the West Raglan property, and more specifically challenges the basis for all claims made by Novawest.

The Issuer also reports details of the upcoming 2004 exploration program on the West Raglan Project.

Item 5.       Full Description of Material Change

The Issuer reports that Anglo American Exploration (Canada) Limited (‘Anglo American’) has recently filed, in the Supreme Court of British Columbia, a Statement of Defence responding to allegations made by Novawest Resources Inc. over the question of ownership of the mineral claims that form the West Raglan Project. In the Statement of Defense, Anglo American provides a detailed account of the events that led to Anglo American’s staking of the West Raglan property, and more specifically challenges the basis for all claims made by Novawest.

In addition, the Issuer reports that preparations for the 2004 exploration program have been on-going since the Fall of 2003. In the Fall of 2003, supplies and equipment, including a second diamond drill rig, were shipped to the coastal community of Salluit, and were subsequently mobilized overland to the West Raglan Project camp in February, March and April 2004.

Crews have been on-site since June 18 preparing the camp for the $4.5 million 2004 exploration program. The first geological crews are scheduled to arrive in camp on July 5, 2004. Geological crews will focus on detailed mapping of the Frontier area, the site of last year’s discovery, and on regional geological mapping throughout the property.

A minimum of 5,000 metres of drilling is planned for 2004. Drilling with the first rig is scheduled to begin on July 12, and drilling with the second rig is scheduled to begin on July 24, 2004. Initial drilling will focus on the Frontier area and will include testing of borehole electromagnetic targets around known mineralization, testing electromagnetic anomalies on strike with known mineralization and testing other electromagnetic anomalies associated with ultramafics. Additional drilling will be carried out on targets on the 65 kilometre strike length of the Raglan Formation and the 65 kilometre strike length of the Delta Horizon.

A detailed AEROTEM helicopter borne electromagnetic and magnetic geophysical survey is scheduled to begin in early July. The 3,000 line kilometre AEROTEM survey will be flown at 100 metre line spacing, with the exception of 50 metre line spacing over the Frontier area and other selected targets areas. The survey has been designed to follow up the airborne SPECTREM survey flown at 200 metre line spacing in 2003.

Limited electromagnetic and magnetic surface surveys will be carried out over selected targets before drilling. Down-hole electromagnetic surveys will be carried out on a routine basis.

Geochemistry will also be used to prioritize geological and geophysical targets throughout the property.

In 2003, a total of 18 holes were drilled on the West Raglan Project, eight of which intersected significant nickel, copper, cobalt, platinum and palladium mineralization in the Frontier area. The mineralization occurs in ultramafic rocks of the Raglan Formation. The discovery hole, 2003-WR-08 intersected 14.75 metres of 3.04% nickel in 50% net textured sulphides. The best hole, 2003-WR-16, intersected 5.12 metres of 4.16% nickel averaging 35% sulphides, including a 0.67 metre intersection of 11.83% nickel in massive sulphides.

Pursuant to an Option and Joint Venture Agreement dated March 26, 2003, the Issuer has the right to earn a 49% interest in the West Raglan Project from Anglo American. The Issuer is relying on representations in its Option and Joint Venture Agreement with Anglo American that Anglo American is the valid owner of all of the claims that form the West Raglan Project. The Issuer is confident that Anglo American will continue to vigorously defend their ownership of the West Raglan property.

Item 6.       Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.       Omitted Information

N/A.

Item 8.       Senior Officers

HARVEY KEATS
PRESIDENT           Telephone: (604) 684-6535

Item 9.       Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 29th day of June, 2004.

KNIGHT RESOURCES LTD.

Per:

"Harvey Keats"
Harvey Keats,
President